Zug, 29 April 2024

To the Shareholders of Oculis Holding AG, in Zug, SWITZERLAND

Invitation to the

2024 Annual General Meeting of Shareholders

Dear Shareholder,

On behalf of Oculis Holding AG ("**Oculis**"), we are pleased to invite you to our first annual general meeting as a public company, which will be held on 29 May 2024 at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 3:30 p.m. CEST / 9:30 a.m. EDT (the "**2024 Annual General Meeting**").

2023 was Oculis' first year as a public company. We had a milestone-rich year with undisputed operational and clinical success, and we are off to a strong start in 2024. It is only appropriate to take a moment to express our immense gratitude for your support along our journey, provide an update on some of these advancements throughout the last year and share our exciting outlook for 2024 and beyond.

In March 2023, we successfully listed on NASDAQ, and during the first half of 2023 we raised gross proceeds of approximately $146 million, which has supported the advancement of our differentiated pipeline comprising multiple innovative product candidates in development. The most advanced product candidate in our pipeline is OCS-01, a topical eye drop for diabetic macular edema (DME), treatment of inflammation and pain following ocular surgery, and cystoid macular edema (CME). Our second product candidate is OCS-02 (Licaminlimab), a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED) and chronic and recurrent non-infectious anterior uveitis. Our third product candidate, OCS-05, is a potential disease modifying and neuroprotective candidate for acute optic neuritis (AON) and other neuro-ophthalmic disorders such as glaucoma, diabetic retinopathy, geographic atrophy, and neurotrophic keratitis.

Major pipeline advancement

We are thrilled to have positively delivered on our commitments in 2023, establishing ourselves favorably as we advance our late-stage clinical development programs. Following our successful listing on NASDAQ, we had two positive topline readouts for OCS-01: a Stage 1 Phase 3 readout for OCS-01 in DME, and a Stage 1 Phase 3 readout for OCS-01 in inflammation and pain following cataract surgery.

In May 2023, we announced positive topline results for Stage 1 of the Phase 3 DIAMOND trial of OCS-01 in DME. DME is a leading cause of vision impairment in working-age adults. Stage 1 of the Phase 3 DIAMOND trial met both primary and secondary endpoints. OCS-01 demonstrated robust statistically significant improvement in vision and reduction in retinal edema vs. vehicle, and was well-tolerated with no unexpected safety findings. Following the positive results from the DIAMOND trial, we initiated Stage 2 for our Phase 3 DIAMOND program, including first patient first visit for DIAMOND-1 in December 2023, and first patient first visit for DIAMOND-2 in

February 2024. Data from both DIAMOND trials are intended to support our NDA submission to the Food and Drug Administration (FDA) for OCS-01 in DME. If approved, OCS-01 has the potential to become the first and only topical eye drop and non-invasive treatment option for DME.

In August 2023, we announced positive topline results from our Phase 3 OPTIMIZE-1 trial of OCS-01 for the treatment of inflammation and pain following cataract surgery. OPTIMIZE-1 met both primary endpoints demonstrating superior reduction in inflammation and pain following cataract surgery compared to vehicle. In December 2023, we initiated the second Phase 3 OPTIMIZE-2 trial of OCS-01 for the treatment of inflammation and pain following cataract surgery. The OPTIMIZE-2 topline readout is expected in the fourth quarter of 2024 and, if positive, would support an NDA submission to the FDA. Also in August 2023, the first patient was enrolled in LEOPARD, an investigator-initiated trial with OCS-01 eye drops for the treatment of CME. CME may occur as a complication of ocular conditions, including uveitis and ocular surgery, and is a leading cause of vision loss worldwide. The LEOPARD trial is administratively sponsored by the Global Ophthalmic Research Center (Los Altos, California). Enrollment is ongoing and topline results are expected in the first quarter of 2025.

Our second product candidate, OCS-02 (Licaminlimab), is currently being evaluated in the Phase 2b RELIEF trial to assess its potential as a topical anti-TNFα treatment for DED. While OCS-02 is intended to be developed for moderate to severe DED patients, we are advancing the development of OCS-02 in conjunction with the development of a potentially novel genetic biomarker intended to identify patients who may have a greater response to OCS-02 therapy. In November 2023, we initiated the Phase 2b RELIEF trial and completed enrollment in February 2024. The RELIEF topline readout is expected before the end of second quarter of 2024.

Furthermore, we continue to advance the Proof-of-Concept (PoC) ACUITY trial for OCS-05, a potential disease-modifying candidate for acute optic neuritis (AON). The trial evaluates the safety and tolerability of a once-daily intravenous infusion of OCS-05 compared to placebo for 5 days in addition to current standard of care and includes a follow up period of 6 months. The readout is expected in the fourth quarter of 2024. Concurrently, we plan to complete IND enabling activities in the U.S.

Conclusion

To conclude, 2023 was a pivotal and transformative year, and with an efficient use of capital coupled with our operational excellence, we have made significant progress on multiple fronts. Our core growth objectives are centered on advancing our product candidates, and we entered 2024 stronger and well positioned to continue to deliver strong value to our shareholders and patients. Building upon the momentum, we started 2024 with already achieving two clinical milestones as described above, as well as listing on Nasdaq Iceland Main Market with a concurrent $59 million Registered Direct financing in April. Additionally, as we continue to advance our clinical programs and start to prepare for our first potential launch in the U.S., we expanded our executive team with the appointment of Rebecca Weil as our Chief Commercial Officer, Virginia Dean as our Chief Human Resources Officer, and Snehal Shah as our President of Research & Development. In 2024 we anticipate readouts from: Phase 2b RELIEF trial for OCS-02 in DED, second Phase 3 OPTIMIZE-2 trial for OCS-01 for the treatment of inflammation and pain following cataract surgery, and PoC ACUITY trial for OCS-05 in AON. We look forward to providing updates to our valued shareholders on our progress throughout the year.

We are enthusiastic about the opportunity to meet with you in person at the 2024 Annual General Meeting and would like to express our gratitude for your continuous support.

Sincerely,





Tony Rosenberg   Riad Sherif
Chairperson   Chief Executive Officer

Enclosures: - Agenda with Proxy Form
                - Organizational information

AGENDA ITEMS AND PROPOSALS OF THE BOARD OF DIRECTORS

1. **APPROVAL OF THE 2023 ANNUAL REPORT INCLUDING THE 2023 ANNUAL (STATUTORY) FINANCIAL STATEMENTS AND THE 2023 CONSOLIDATED FINANCIAL STATEMENTS**

    The Board proposes the approval of the annual report including the annual financial statements for the business year 2023 and the consolidated financial statements for the business year 2023.

    Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 3 and 4 of the Swiss Code of Obligations (the "**CO**")) and our articles of association, the general meeting of the shareholders (the "**General Meeting**") resolves on the approval of the statutory financial statements and the consolidated financial statements. In its reports to the General Meeting, the Company's auditors, PricewaterhouseCoopers SA, recommend without qualification the approval of the Company's annual financial statements and consolidated financial statements. The 2023 Annual Report is available for download at https://investors.oculis.com/events-presentations.

2. **ALLOCATION OF BALANCE SHEET RESULTS 2023**

    The Board proposes that the balance sheet loss of CHF 41,396,417.34 be carried forward to the new accounts.

    Net loss for the business period

    from 31 October 2022 to 31 December 2023   CHF 41,396,417.34

    Accumulated loss brought forward   CHF 41,396,417.34

    Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 4 CO) and our articles of association, the General Meeting resolves on the allocation of the balance sheet results.

3. **DISCHARGE TO THE MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMITTEE**

    The Board proposes that a full discharge be granted to all members of the Board of Directors and the Executive Committee for their activities in 2023.

    Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 7 CO) and our articles of association, the General Meeting resolves on the discharge to the members of the Board of Directors and the Executive Committee.

4. **ELECTION OF THE CHAIRPERSON AND THE OTHER MEMBERS OF THE BOARD OF DIRECTORS**

    The term of office of the Chairperson and all members of the Board of Directors expires at the end of the 2024 Annual General Meeting. The Board of Directors proposes the re-election of the current members of the Board of Directors, including the Chairperson, and the election of Robert K. Warner and Arshad M. Khanani for a term of office until the end of the 2025 Annual General Meeting, whereby the current member of the Board of Directors Pravin Dugel does not stand for re-election.

4.1.   Re-election of Anthony Rosenberg as Member and Chairperson of the Board of Directors

4.2.   Re-election of Christina Ackermann

4.3.   Re-election of Lionel Carnot

4.4.   Re-election of Martijn Kleijwegt

4.5.   Re-election of Geraldine O'Keeffe

4.6.   Re-election of Riad Sherif

4.7.   Election of Robert K. Warner

4.8.   Election of Arshad M. Khanani

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 2 and para. 3 no. 1 CO) and our articles of association, the General Meeting elects the Chairperson and the other members of the Board of Directors. The elections will be held on an individual basis.

Robert K. Warner currently serves on the board of two public companies. At INARI Medical (NASDAQ: NARI), Mr. Warner serves on its Audit Committee, and at RXSight, Inc. (NASDAQ: RXST), he serves as chair of the nominating and corporate governance committee and as a member of the compensation committee. In addition, Mr. Warner serves on the board of two private medical device companies, i-Lumen Scientific, where he is also a member of the compensation committee, and EyeYon Medical, where he also serves as Chairman. Mr. Warner was a member of the Alcon Executive Leadership Team for over 10 years and led the Alcon transition from Nestle to Novartis majority ownership. Mr. Warner holds a B.S. in Chemistry from Pace University and an MBA from Rutgers University.

Arshad M. Khanani, M.D., M.A., FASRS founded the clinical research section at Sierra Eye Associates, and currently serves as its Managing Partner, Director of Clinical Research, and Director of Fellowship. He has been a principal investigator for more than 120 clinical trials and a top enroller in the United States for multiple Phase 1-3 trials. He is also a Clinical Professor at the University of Nevada, Reno School of Medicine. Dr. Khanani is an elected member of the Retina Society, Macula Society and has received numerous awards of distinction. He has received the Senior Honor Award from the American Society of Retina Specialists (ASRS) and was also awarded the prestigious ASRS Presidents' Young Investigator Award in 2021.

5.   ELECTION OF THE MEMBERS OF THE COMPENSATION COMMITTEE

The Board of Directors proposes the election of Christina Ackermann, Lionel Carnot and Robert K. Warner as members of the Compensation Committee, each until the end of the 2025 Annual General Meeting.

5.1.   Re-election of Christina Ackermann

5.2.   Re-election of Lionel Carnot

5.3.   Election of Robert K. Warner

Explanation: Pursuant to Swiss law (art. 698 para. 3 no. 2 CO) and our articles of association, the General Meeting elects the members of the Compensation Committee. The elections will be held on an individual basis. The Board of Directors intends to re-appoint Christina Ackermann, subject to her re-election, as chairperson of the Compensation Committee.

6.   RE-ELECTION OF THE AUDITORS

The Board of Directors proposes to re-elect PricewaterhouseCoopers SA, in Pully, Switzerland, as the Company's statutory auditors for a term of office of one year.

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 2 CO) and our articles of association, the General Meeting elects the auditors. PricewaterhouseCoopers SA confirmed its independence required for this mandate.

7.   ELECTION OF THE INDEPENDENT PROXY

The Board of Directors proposes to elect PST Legal AG, in Zug, Switzerland, as the Company's independent proxy until the end of the 2025 Annual General Meeting.

Explanation: Pursuant to Swiss law (art. 698 para. 3 no. 3 CO) and our articles of association, the General Meeting elects the independent proxy. PST Legal AG confirmed its independence required for this mandate.

8.   COMPENSATION FOR THE NON-EXECUTIVE MEMBERS OF THE BOARD OF DIRECTORS

8.1.   *Vote on Total Fixed (Non-Performance-Related) Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2025 Annual General Meeting*

The Board of Directors proposes the approval of a total maximum amount of fixed (non-performance-related) compensation for the non-executive members of the Board of Directors for the period from the Company's 2024 Annual General Meeting to the Company's 2025 Annual General Meeting of USD 522,855.

8.2.   *Vote on Equity or Equity Based Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2025 Annual General Meeting*

The Board of Directors proposes the approval of the grant of options with share equivalent, shares or equity linked instruments for eight non-executive members of the Board of Directors for the period until the end of the Company's 2025 Annual General Meeting, with a then current maximum value of all equity or equity linked instruments of USD 1,215,000 (excluding employer social security and pension contributions).

The above proposal includes the issuance of a one-time equity incentive award for two new members of the Board of Directors with an aggregate value of USD 480,000.

Explanation (agenda items 8.1 and 8.2): Pursuant to Swiss law (art. 698 para. 3 no. 4 CO) and our articles of association, the General Meeting resolves on the approval of the maximum compensation of the Board of Directors broken down into fixed (non-performance related) compensation and the equity or equity based compensation. Further information on the Company's compensation principles for the Board of Directors can be found in our articles of association and in the Compensation Report 2023, which is available for download at https://investors.oculis.com/events-presentations.

9. COMPENSATION FOR THE MEMBERS OF THE EXECUTIVE COMMITTEE

9.1. *Vote on Fixed (non-performance-related) Compensation for Members of the Executive Committee payable in 2025*

The Board of Directors proposes to approve a total maximum amount of fixed (non-performance-related) compensation for four members of the Executive Committee for the calendar year 2025 and payable in 2025 of USD 2,478,240.

9.2. *Vote on variable Compensation for Members of the Executive Committee payable in 2025*

The Board of Directors proposes to approve a total maximum amount of variable compensation for four members of the Executive Committee for the calendar year 2024 and payable in 2025 of USD 1,753,760.

9.3. *Vote on Equity Based Compensation for Members of the Executive Committee for 2025*

The Board of Directors proposes to approve the grant of options with share equivalent, shares or equity linked instruments for four members of the Executive Committee for grants until the end of the calendar year 2025, with a then current maximum value of all options, shares or equity linked instruments of USD 12,768,000 (excluding employer social security and pension contributions).

Explanation (agenda items 9.1, 9.2 and 9.3): Pursuant to Swiss law (art. 698 para. 3 no. 4 CO) and our articles of association, the General Meeting resolves on the approval of the maximum compensation for the Executive Committee broken down into fixed (non-performance related) compensation, variable compensation and equity based compensation. Further information on the Company's compensation principles for the Executive Committee can be found in our articles of association and in the 2023 Compensation Report, which is available for download at https://investors.oculis.com /events-presentations.

10. NON-BINDING ADVISORY VOTE ON THE 2023 COMPENSATION REPORT

The Board of Directors proposes the approval on a consultative basis (non-binding advisory vote) of the 2023 Compensation Report.

Explanation: Pursuant to Swiss law (art. 735 para. 3 no. 4 CO), the Board of Directors must submit the compensation report to the General Meeting for a consultative (non-binding) vote, if the shareholders vote on variable compensation on a prospective basis. The 2023 Compensation Report is available for download at https://investors.oculis.com /events-presentations.

11. INCREASE AND AMENDMENT OF CAPITAL BAND

The Board of Directors proposes to (i) adapt the paragraphs 1 through 3 and paragraph 5 of article 3a (*Capital Band*) of the articles of association pertaining to capital band, (ii) create capital band between CHF 454'437.00 (lower limit) and CHF 681'655.50 (upper limit), (iii) authorize the Board of Directors to increase the Company's share capital up to the upper limit at any time and as often as required until 29 May 2029 by issuing a maximum of 22'721'850 registered shares with a par value of CHF 0.01 each, to be fully paid up, (iv) authorize the Company to subscribe shares at par value out of its equity in anticipation of a (private) placement or sale of these shares as part of a fast and flexible fundraising process and (v) amend the paragraphs 1 through 3 and paragraph 5 of article 3a of the articles of association as set out below:

Article 3a Capital Band	Artikel 3a Kapitalband
The Company has a capital band between CHF 454'437.00 (lower limit) and CHF 681'655.50 (upper limit).	Die Gesellschaft hat ein Kapitalband zwischen CHF 454'437.00 (untere Grenze) und CHF 681'655.50 (obere Grenze).
The Board of Directors is authorized to increase the share capital up to the upper limit at any time and as often as required until 29 May 2029.	Der Verwaltungsrat ist ermächtigt, bis zum 29. Mai 2029 das Aktienkapital jederzeit und beliebig oft bis zur oberen Grenze zu erhöhen.
The increase must be effected by issuing a maximum of 22'721'850 registered shares with a par value of CHF 0.01, to be fully paid up. After a change in par value, the new par value shall also apply within the scope of the capital band. A capital reduction is excluded.	Die Erhöhung hat durch Ausgabe von maximal 22'721'850 vollständig zu liberierenden Namenaktien im Nennwert von CHF 0.01 zu erfolgen. Nach einer Nennwertveränderung gilt der neue Nennwert auch im Rahmen des Kapitalbandes. Eine Kapitalherabsetzung wird ausgeschlossen.
[...]	[...]
An increase of the share capital (i) by subscription of shares based on an offer signed by a financial institution, an association, another third party or third parties, followed by an offer to the then existing shareholders of the Company, (ii) by subscription of shares at par value out of the Company's equity with a view towards the (private) placement or sale of these shares as part of a fast and flexible fundraising process as well as (iii) in partial amounts is permitted.	Eine Erhöhung des Aktienkapitals (i) durch die Zeichnung von Aktien aufgrund eines von einem Finanzinstitut, eines Verbandes, einer anderen Drittpartei oder Drittparteien unterzeichneten Angebots, gefolgt von einem Angebot gegenüber den zu diesem Zeitpunkt bestehenden Aktionären der Gesellschaft, (ii) durch Zeichnung von Aktien zum Nennwert aus dem Eigenkapital der Gesellschaft mit Hinblick auf die (private) Platzierung oder der Verkauf dieser Aktien im Rahmen eines schnellen und flexiblen Fundraising-Prozesses sowie (iii) in Teilbeträgen ist zulässig.

Explanation: Pursuant to Swiss law (art. 704 para. 1 no. 5 CO), the creation of capital band requires the approval of the General Meeting with a qualified majority of at least two thirds of the represented share votes and the absolute majority of the represented shares par value.

12. **INCREASE AND AMENDMENT OF CONDITIONAL SHARE CAPITAL FOR BONDS AND SIMILAR DEBT INSTRUMENTS**

The Board of Directors proposes to (i) adapt the paragraphs 1 and 2 of article 3b (*Conditional Share Capital for Bonds and Similar Debt Instruments*) of the articles of association pertaining to conditional share capital for bonds and similar debt instruments, (ii) create conditional share capital for the same purpose in the maximum amount of CHF 67'500.00 by the issuance of 6'750'000 registered common shares of CHF 0.01 nominal value each, (iii) enable the Company to issue new shares out of such conditional share capital at nominal value, through a cashless settlement mechanism and/or through adjusted rights under the instruments themselves in the event that the instruments are granted within the context of a larger transaction concluded at market conditions and (iv) amend the paragraphs 1 and 2 of article 3b of the articles of association as set out below:

Article 3b   Conditional Share Capital for Bonds and Similar Debt Instruments

The share capital of the Company shall be increased by an amount not exceeding CHF 67'500.00 through the issue of a maximum of 6'750'000 registered shares, payable in full, each with a nominal value of CHF 0.01, in connection with the exercise of option rights or other equity-linked instruments granted to any employee of the Company or a subsidiary, and any consultant, members of the Board of Directors, or other person providing services to the Company or a subsidiary. The exercise of the option rights and the waiver of such right shall be made in writing on paper or in electronic form.

Shareholders' subscription rights for these shares are excluded. Shareholders' advance subscription rights with regard to the new bonds or similar instruments may be restricted or excluded by decision of the Board of Directors in order to finance or re-finance the acquisition of companies, parts of companies or holdings, or new investments planned by the Company, or in order to issue convertible bonds or similar instruments on the international capital markets or through private placement. If advance subscription rights are excluded, then (1) the instruments are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue of option rights and twenty years for conversion rights and (3) the conversion or exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the instruments are issued. In addition, advance subscription rights can also be excluded if the instruments to be issued are granted or issued within the context of a larger transaction concluded at market conditions, in which case the conversion or exercise price for the new shares can be set by accounting for the general economic terms of the transaction, which may provide for the payment of the conversion or exercise price at nominal value, through a cashless settlement mechanism and/or through adjusted rights under the instruments themselves.

Artikel 3b   Bedingtes Aktienkapital für Anleihensobligationen oder ähnliche Instrumente

Das Aktienkapital kann durch die Ausgabe von höchstens 6'750'000 voll zu liberierenden Namenaktien im Nennwert von je CHF 0.01 um höchstens CHF 67'500.00 durch Ausübung von Optionsrechten oder anderen eigenkapitalbasierten Instrumenten erhöht werden, welche Mitarbeitenden der Gesellschaft oder ihrer Tochtergesellschaften, Personen in vergleichbaren Positionen, Beratern, Verwaltungsratsmitgliedern oder anderen Personen, welche Dienstleistungen zu Gunsten der Gesellschaft erbringen, gewährt wurden. Die Form der Ausübung der Optionsrechte und des Verzichts auf dieses Recht erfolgt auf schriftlichem Weg auf Papier oder in elektronischer Form.

Das Bezugsrecht der Aktionäre ist für diese Aktien ausgeschlossen. Das Vorwegzeichnungsrecht der Aktionäre in Bezug auf neue Anleihensobligationen oder ähnliche Instrumente kann durch Beschluss des Verwaltungsrates zu folgenden Zwecken eingeschränkt oder ausgeschlossen werden: Finanzierung und Refinanzierung des Erwerbs von Unternehmen, Unternehmensteilen, Beteiligungen, oder von der Gesellschaft geplanten neuen Investitionen, oder für die Ausgabe von Anleihensobligationen oder ähnlichen Instrumenten auf internationalen Kapitalmärkten oder mittels Privatplatzierungen. Falls Vorwegzeichnungsrechte ausgeschlossen werden, müssen (1) die Instrumente zu Marktkonditionen platziert werden, (2) der Ausübungszeitraum darf zehn Jahre seit dem Ausgabedatum der Optionsrechte und 20 Jahre seit dem Ausgabedatum der Wandlungsrechte nicht überschreiten und (3) der Wandlungs- oder Ausübungspreis für die neuen Aktien muss mindestens gemäss den Marktbedingungen am Ausgabedatum der Instrumente festgelegt werden. Darüber hinaus kann das Vorwegzeichnungsrecht auch ausgeschlossen werden, wenn die auszugebenden Instrumente im Rahmen einer umfangreicheren, zu Marktbedingungen abgeschlossenen Transaktion gewährt oder ausgegeben werden; in diesem Fall kann der Wandlungs- oder Ausübungspreis für die neuen Aktien unter Berücksichtigung der allgemeinen wirtschaftlichen Bedingungen der Transaktion festgelegt werden, die die Zahlung des Wandlungs- oder Ausübungspreises zum Nennwert, durch einen bargeldlosen

Abwicklungsmechanismus und/oder durch angepasste Rechte aus den Instrumenten selbst vorsehen können.

Explanation: Pursuant to Swiss law (art. 704 para. 1 no. 5 CO), the creation of conditional capital requires the approval of the General Meeting with a qualified majority of at least two thirds of the represented share votes and the absolute majority of the represented shares par value.

13. INCREASE OF CONDITIONAL SHARE CAPITAL FOR EMPLOYEE BENEFIT PLANS

The Board of Directors proposes to (i) adapt the existing first paragraph of article 3c (*Conditional Capital Increase for Employee Benefit Plans*) of the articles of association pertaining to the conditional capital increase for employees and individuals of comparable positions, (ii) create conditional share capital for the same purpose in the maximum amount of CHF 95'663.02 by the issuance of 9'566'302 registered common shares of CHF 0.01 nominal value each and (iii) amend article 3c, paragraph 1 of the articles of association as set out below:

Article 3c Conditional Share Capital for Employee Benefit Plans

The share capital of the Company shall be increased by an amount not exceeding CHF 95'663.02 through the issue of a maximum of 9'566'302 registered shares, payable in full, each with a nominal value of CHF 0.01, in connection with the exercise of option rights or other equity-linked instruments granted to any employee of the Company or a subsidiary, and any consultant, members of the Board of Directors, or other person providing services to the Company or a subsidiary. The exercise of the option rights and the waiver of such right shall be made in writing on paper or in electronic form.

Artikel 3c Bedingtes Aktienkapital für Mitarbeiterbeteiligungspläne

Das Aktienkapital kann durch die Ausgabe von höchstens 9'566'302 voll zu liberierenden Namenaktien im Nennwert von je CHF 0.01 um höchstens CHF 95'663.02 durch Ausübung von Optionsrechten oder anderen eigenkapitalbasierten Instrumenten erhöht werden, welche Mitarbeitenden der Gesellschaft oder ihrer Tochtergesellschaften, Personen in vergleichbaren Positionen, Beratern, Verwaltungsratsmitgliedern oder anderen Personen, welche Dienstleistungen zu Gunsten der Gesellschaft erbringen, gewährt wurden. Die Form der Ausübung der Optionsrechte und des Verzichts auf dieses Recht erfolgt auf schriftlichem Weg auf Papier oder in elektronischer Form.

Explanation: Pursuant to Swiss law (art. 704 para. 1 no. 5 CO), the creation of conditional capital requires the approval of the General Meeting with a qualified majority of at least two thirds of the represented share votes and the absolute majority of the represented shares par value.

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ORGANIZATIONAL INFORMATION

1 Financial Statements

The Annual (Statutory) Financial Statements and the Financial Statements of Oculis Holding AG for the business year 2023 as well as the corresponding Auditor's reports are available for download in the "*Investors & Media*" section of our website at https://investors.oculis.com/events-presentations.

2 Invitation and Attendance

Shareholders registered in the Company's share register with the right to vote as per the record date of 23 April 2024 (the "**Record Date**", and such registered shareholders the "**Holders of Record**") are entitled to participate in the 2024 Annual General Meeting. Shareholders wishing to attend the 2024 Annual General Meeting in person must present proof of ownership and a valid government issued identification document at the 2024 Annual General Meeting. Holders of Record intending to participate and vote their shares in person at the 2024 Annual General Meeting must check the appropriate box and download their admission ticket on the Continental Stock Transfer & Trust Company portal using their access information provided in the invitation and proxy form.

Shareholders holding their shares on the Record Date through their broker or bank ("**Street Name Holders**") who wish to attend and vote their shares in person at the 2024 Annual General Meeting must obtain a valid legal proxy from their bank or broker in accordance with their instructions.

3 Representation

Holders of Record, who do not attend the 2024 Annual General Meeting in person, may:

(a) grant a proxy to the current independent proxy of the Company for the 2024 Annual General Meeting, PST Legal AG, in writing or electronically as described below; or

(b) grant a proxy in writing to another shareholder or other third party who must present him- or herself at the admission desk at the latest 20 minutes prior to the beginning of the 2024 Annual General Meeting. Such proxy form is available for download on the Continental Stock Transfer & Trust Company portal alongside the admission ticket. The proxy must present an original of the signed proxy form at the 2024 Annual General Meeting together with the admission ticket, proof of ownership and a valid government issued identification document.

Written proxies to the independent proxy must be mailed to and received by our transfer agent, Continental Stock Transfer & Trust Company by 12:00 pm EST / 6:00 pm Swiss time on 24 May 2024. Proxies received after such time will not be considered. Please do not send your proxy card directly to the independent proxy.

The login information for electronic instructions to the independent proxy is set forth on the proxy form. Electronic instructions must be received no later than 12:00 pm EST / 6:00 pm Swiss time on 26 May 2024.

Shareholders that have granted a proxy to the independent proxy, in writing or electronically, may not vote their shares at the 2024 Annual General Meeting.

On 29 April 2024, the invitation and proxy form will be mailed to all Holders of Record as at the Record Date at 5:00 pm EST / 11:00 pm Swiss time. The invitation is available for download in the "*Investors & Media*" section of our website at https://investors.oculis.com/events-presentations.

If you wish to attend the 2024 Annual General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued identification document and present yourself at the admission desk at the latest 20 minutes prior to the beginning of the 2024 Annual General Meeting.

4 Registration as Holder of Record

Between 5:00 pm EST / 11:00 pm Swiss time on 22 April 2024 and 12:00 pm EST / 6:00 pm Swiss time on 29 May 2024, no new shareholder will be registered for voting purposes. Continental Stock Transfer & Trust Company will continue to register transfers of shares in the share register in its capacity as transfer agent.

5 Trading Restrictions

The registration of shareholders for voting purposes does not impact trading of shares in Oculis Holding AG held by registered shareholders before, during or after the 2024 Annual General Meeting. Shareholders selling their shares in Oculis Holding AG prior to the 2024 Annual General Meeting are excluded from voting.

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